

June 26, 2018

Robert Hoglund
Chief Financial Officer
Consolidated Edison, Inc.
4 Irving Place
New York, New York 10003

> **Re:** **Consolidated Edison, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed February 15, 2018**
> **File No. 1-14514**

Dear Mr. Hoglund:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

cc: Robert Muccilo, Vice President and Controller